Mail Stop 4561

May 2, 2008

James J. Leto
Chief Executive Officer
GTSI Corp.
3901 Stonecroft Boulevard
Chantilly, VA 20151

   Re: **GTSI Corp.**
     Form 10-K for the Fiscal Year Ended December 31, 2007
     Form 8-K Filed March 14, 2008
     File No. 000-19394

Dear Mr. Leto:

  We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 8. Financial Statements & Supplementary Data, page 40

Consolidated Statements of Operations, page 42

1. We note from disclosure on page 28 that the product sales line item includes maintenance on software. Describe the nature of the maintenance on software.

Tell us how your presentation is consistent with Rule 5-03.1 of Regulation S-X and what consideration you gave to including revenue generated from software maintenance in the service sales line item. Also, indicate the magnitude of revenue generated from maintenance on software in each of the periods presented.

Notes to Consolidated Financial Statements, page 45

Note 1. Nature of Business and Summary of Significant Accounting Policies, page 45

E. Revenue Recognition, page 46

2. We note from disclosures throughout your filing, including on page 28, that product revenue includes, among other things, the sale of software and maintenance on the related software. Tell us more about your software products and software-related offerings, including the terms of the arrangements. Also tell us how you considered the guidance in EITF 03-05 and paragraph 2 of SOP 97-2 in determining the applicable authoritative literature for revenue recognition purposes. For your product sales, service agreements and bundled arrangements, explain how you determine whether any software is incidental and not essential to the functionality of the non-software items. To the extent material, tell us what consideration you gave to disclosing your policy for software revenues.

R. Reclassifications and Adjustments, page 50

3. We note the errors identified relating to the first three fiscal quarters of fiscal 2007 as well as the errors identified relating to periods prior to fiscal 2007 that were adjusted during the fourth fiscal quarter of 2007. Tell us more about each of the specific errors identified and provide management's SAB 99 and SAB 108 analyses when concluding that these errors were immaterial and that the prior year financial statements should not be corrected. Additionally, provide management's analysis that correction in the fourth fiscal quarter of 2007 of the prior quarters and prior fiscal year errors are immaterial to the current year financial statements.

Note 10. Related Party Transactions, page 57

4. We note your inclusion of the audited consolidated financial statements for Eyak Technology, LLC for the year ended December 31, 2007 in Exhibit 99.1 and the unaudited consolidated financial statements for the years ended December 31, 2006 and 2005 in Exhibit 99.2. For any 50%-or-less-owned entity, you are required to provide audited financial statements for that entity for those periods in which the entity is significant. To determine significance, you should look to the significant subsidiary tests in Rule 1-02(w) of Regulation S-X. In this regard, tell

us how you considered Rule 3-09 of Regulation S-X when concluding that the audited information for the year ended December 31, 2006 was not required.

Form 8-K filed March 14, 2008

5.   We note your inclusion of the non-GAAP financial measures of net income and earnings per share for 2006 in your Form 8-K filed on March 14, 2008. Tell us the consideration you gave to including the disclosures required by Item 10(e)(1)(i) of Regulation S-K. Ensure that any future uses of non-GAAP measures also include substantive discussion that addresses various disclosures in Question 8 of the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued in June 2003. For example, your disclosures should explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you should provide discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief